Deswell Industries, Inc.
17B, Edificio Comercial Rodrigues
599 Avenida da Praia Grande
Macao, Special Administrative Region, PRC
Tel: (853) 322096
Fax: (853) 323265
March 8, 2010
Via EDGAR
Terence O’Brien
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 4631
100 F Street, NE
Washington, DC 20549-7010

Re:	Deswell Industries, Inc. (“Deswell” or the “Company”) Form 20-F for the fiscal year ended March 31, 2009 Filed August 14, 2009
Dear Mr. O’Brien:
This is in response to your comment letter of February 22, 2010 to the undersigned as Chief Financial Officer of the Company. For the convenience of the staff, each comment is repeated verbatim with the Company’s response immediately following.
Form 20-F for the Fiscal Year Ended March 31, 2009
Note 2 — Summary of Significant Accounting Policies, page F-6
Foreign Currency Translation, page F-8
1.	We note your response to prior comment 1 from our letter dated January 13, 2010 and have the following additional comments.
[First Comment]:
•	Based on your response, it appears that you had a significant amount of US dollar sales and US dollar expenses during the year ended March 31, 2008. As such, please provide us with a similar analysis of each of the salient factors set forth in Appendix A of SFAS 52 to support the use of the Hong Kong dollar and Chinese renmimbi [sic.] as your functional currencies for the year ended March 31, 2008. Please ensure that your analysis addresses the percentage of total US denominated sales that were generated by your Macao subsidiaries.

Terence O’Brien
Accounting Branch Chief
March 8, 2010

Response:
As was the case for our year ended March 31, 2009 (“fiscal 2009”), we did have a significant amount of US dollar sales and US dollar expenses during the year ended March 31, 2008 (“fiscal 2008”).
In accordance with your request, the following is an analysis of our operations in fiscal 2008, similar to the one we provided in our letter of January 13, 2010 with respect to fiscal 2009, using the salient factors set forth in Appendix A of SFAS 52.
     Sales Price and Sales Market Indicators (¶¶42(b), (c)):
     There was no significant change in our markets between fiscal 2008 and fiscal 2009. Like in fiscal 2009, in fiscal 2008
•	our markets were worldwide;

•	our sales prices were primarily determined by worldwide competition;

•	our orders and sales contracts were mostly denominated in U.S. dollars;

•	our Macao subsidiaries, functioned as our sales offices, generating nearly 100 percent of our enterprise’s net sales and providing the cash inflow to support cash outflow for the various members of our operating group;

•	most of our customers in each of our operating segments were OEMs and contract manufacturers, were based across Asia, North America and Europe; and

•	our local sales volume in the PRC was insubstantial.
     In fiscal 2008, 54.5% of sales of our plastic products were contracted for in US$ and 45.5% of our plastic product sales were contracted for in HK$. (This compares to 72.4% of plastic product sales which were contracted for in US$ and 27.6% in HK$ in fiscal 2009, as we indicated in our letter of January 13, 2010.)
     In fiscal 2008, 96% of sales of our products in our electronics segment were denominated in US$ by our customers (compared to approximately 95% in fiscal 2009).
     Expense Indicators (¶42(d)):
     As was the case in fiscal 2009, the key components of expenses for our PRC subsidiaries in fiscal 2008 were material costs, expatriates payroll, local labor costs and local operating expenses. Our plastic injection molding operations has a relatively higher percentage of total expenses paid in RMB than that of the electronic products assembly and metallic parts manufacturing operations.
     In fiscal 2008, the percentage of total expenses paid in RMB for our plastic operations was approximately 67% compared to 57% in fiscal 2009. Like fiscal 2009, the remaining payments in fiscal 2008 were made mostly in US$ and for materials purchases.
     Prior to fiscal 2008, we had expected to increase our purchases locally in the PRC of material, components and other supplies that we used to manufacture our products, using RMB. Our purchasing strategy then was to lower the portion of our material purchases from imported sources for which we paid in US$.

Terence O’Brien
Accounting Branch Chief
March 8, 2010

     Because a majority of our expenses that we actually made in fiscal 2008 for our plastic operations were in RMB, we gave greater weight to expense indicators as the determining factor to retain RMB as our most appropriate functional currency for our PRC plastic operations.
     In January 2009, we again analyzed our operations for purposes of determining the most appropriate functional currency. At that time, it became apparent that our strategy to source materials locally and thereby pay in RMB in order to replace imported materials paid in US$ had not been successfully implemented. The percentage of total expenses we paid in RMB in our plastic operations had decreased to 57% in fiscal 2009 from 67% in fiscal 2008. Accordingly, in making our functional currency analysis, we gave greater weight to the other salient factors specified in Appendix A of SFAS 52, determining to change the functional currency for our plastic operations in the PRC from RMB to US$.
     In fiscal 2008, the percentage of total expenses paid in RMB for our electronics operations was approximately 39% compared to 37% in fiscal 2009 and the remaining payments were also mostly in US$ for material purchases.
     Financing Indicators and Cash flow Indicators (¶¶42(a),(e):
     Like fiscal 2009, we financed the operations of our PRC manufacturing subsidiaries in fiscal 2008 through intercompany sales revenue they received from our Macao sales subsidiaries and the cash flows related to the individual assets and liabilities of our PRC subsidiaries and of our Macao subsidiaries impacted directly on the cash flows of Deswell, the ultimate parent.
     Intercompany transactions and arrangement Indicators (¶42(f)):
     As was the case for fiscal 2009, there was a high volume of intercompany transactions and extensive interrelationships among the operations of our Macao and PRC subsidiaries and us in fiscal 2008.
* * * *
In summary, it was not as clear cut as it was in fiscal 2009, when our US$ denominated sales were substantially higher than our US$ denominated sales in fiscal 2008 and when our expenses paid in RMB were substantially lower in fiscal 2009 for our plastic operations than they were in fiscal 2008, that the change from RMB and HK$ as our functional currencies to US$ was appropriate. Yet, we recognize that, in hindsight, it is arguable that the application of the salient factors set forth in Appendix A of SFAS 52 may have justified the change in our functional currency in fiscal 2008.
Nevertheless, because, the exchange rate of the HK$ to the US$ has been fixed by the Hong Kong government at HK$7.80 to US$1.00 since 1983, a change in functional currencies to the US$ in fiscal 2008 would have resulted, and the change in functional currencies to the US$ in fiscal 2009 actually resulted, in no material change in our reported results of operations or financial condition.

Terence O’Brien
Accounting Branch Chief
March 8, 2010

The stability of the exchange rates of the HK$ to the US$ is illustrated in the following chart, which compares the HK$ to the US$ at the end of each of our fiscal quarters in the three-year period ended March 31, 2009.

(1)	HK dollar to US dollar data presented in this chart were derived from the historical currency converter available at http://forexhistory.net.

(2)	If the end of a quarter fell on a Saturday or Sunday, datum is provided as of the previous Friday.
[Second Comment]:
•	Please provide us with your proposed disclosures to address in Management’s Discussion and Analysis the actual and reasonably likely effects of the change in your functional currency, including its impact on your results of operations, liquidity and cash flows.
Response:
We expect that our disclosure to be included in Management’s Discussion and Analysis in our Form 20-F for our year ending March 31, 2010 will be substantially to the following effect:
* * * *
     Prior to January 1, 2009, the functional currencies of our subsidiaries were Hong Kong dollars and Chinese renminbi, or RMB. Effective January 1, 2009, the functional currencies of all our subsidiaries were changed to U.S. dollars. The U.S. dollar is considered by management to be the most appropriate functional currency of Deswell’s

Terence O’Brien
Accounting Branch Chief
March 8, 2010

subsidiaries because over the years, and especially in our year ended March 31, 2009, most of our customers contracted with our subsidiaries in U.S. dollars.
     During the year ended March 31, 2009, 72.4% of our sales of plastic products were denominated in U.S. dollars, up from 54.5% of plastic product sales during the year ended March 31, 2008. During the years ended March 31, 2009 and 2008, 95% and 96%, respectively, of sales of products in our electronics segment were denominated in U.S. dollars by our customers. [We will add comparable disclosure regarding the denomination of sales of products in our plastics and electronics segments for our year ending March 31, 2010].
     Primarily because of the stability of the exchange rate between the Hong Kong dollar and the U.S. dollar, which has existed since the Hong Kong government pegged the exchange rate at HK$7.80 to US$1.00 in 1983, and, to a lesser degree, because of the reversal of the trend of appreciation of the RMB to the US dollar, beginning around July 1, 2008, and the relative stability in the exchange rate of the RMB to the U.S. dollar since then, the actual effect of the change in our functional currency to the U.S. dollar was immaterial to our results of operations, liquidity and cash flows for our years ended March 31, 2009 [or March 31, 2010.]1 We do not currently expect that it is reasonably likely that the change in our functional currency to the US dollar will have a material effect on our results of operations, liquidity or cash flows in future periods.
     Irrespective of our functional currency, however, if the exchange rate of the RMB to US dollar again becomes volatile, our results of operations would be affected, positively or negatively, depending on the amounts of expenses our subsidiaries pay in RMB and whether the RMB depreciates or appreciates to the US dollar. In view of the current global economic recession, we cannot predict whether the relative stability in the currency exchange rate of the RMB to the U.S. dollar experienced during 2009, and which has continued so far into 2010, can be expected to continue following an economic recovery. In any event, if the RMB resumes appreciating to the U.S. dollar, our operating costs would increase and our financial results would be adversely affected.
* * * *

[1]	The proposed disclosure for the year ending March 31, 2010 is based on our results for the nine months ended December 31, 2009 and the respective HK$ and RMB exchange rates to the US$ from July 1, 2008 to December 31, 2009 and is subject to change, if warranted, by the results of our fourth quarter ended March 31, 2010 when they are known, or by material changes in the HK$ or RMB exchange rates through March 31, 2010.

Terence O’Brien
Accounting Branch Chief
March 8, 2010

If you have any further comments or questions, please do not hesitate to contact the undersigned.

Sincerely, DESWELL INDUSTRIES, INC.
By:	/s/ Betty Lam
Betty Lam
Chief Financial Officer

cc:	Ms. Tracey McKoy Ms. Jeanne Baker Hagen Ganem, Esq. Dieter King, Esq.	}	c/o Tracey McKoy via fax: (703) 813-6968

	Mark A. Klein, Esq.		via email: mark.klein@klgates.com